# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Sionna Therapeutics, Inc., CIK 0002036042
CUSIP: 829401108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 04/15/2026
Amends the filing with accession number 0000947871-25-000138
Filed by CIK 0001055951
Persons authorized to receive notices and communications: OrbiMed Advisors LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400; OrbiMed Capital GP VIII LLC, 601 Lexington Avenue, 54th Floor, New York, New York (NY), 10022, (212) 739-6400

## Reporting persons
- ORBIMED ADVISORS LLC (CIK 0001055951): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,967,722; sole dispositive power 0; shared dispositive power 2,967,722; aggregate amount beneficially owned 2,967,722 (6.6% of the class)
- OrbiMed Capital GP VIII LLC (CIK 0001845804): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,967,722; sole dispositive power 0; shared dispositive power 2,967,722; aggregate amount beneficially owned 2,967,722 (6.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Sionna Therapeutics, Inc.
Address of issuer's principal executive offices: 21 Hickory Drive, Suite 500, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 1 ("Amendment No. 1") to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC ("OrbiMed Advisors") and OrbiMed Capital GP VIII LLC ("OrbiMed GP") (collectively, the "Reporting Persons") originally filed with the Securities and Exchange Commission (the "SEC") on February 13, 2025. This Amendment No. 1 is being filed to report that, as a result of the transactions described in Item 5(c) below, the beneficial ownership of the outstanding Shares that the Reporting Persons may be deemed to beneficially own decreased by more than 1%.

## Item 2. Identity and Background
Name of person filing:
OrbiMed Advisors is a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended.
OrbiMed GP is a limited liability company organized under the laws of Delaware.
Carl L. Gordon is a United States citizen.
Sven H. Borho is a German and Swedish citizen.
W. Carter Neild is a United States citizen.
Geoffrey C. Hsu is a United States citizen.
C. Scotland Stevens is a United States citizen.
David P. Bonita is a United States citizen.
Peter A. Thompson is a United States citizen.
Matthew S. Rizzo is a United States citizen.
Mona Ashiya, a United States citizen.
Trey Block is a United States citizen.
Residence or business address: 601 Lexington Avenue, 54th Floor, New York, New York 10022.
Present principal occupation or employment:
OrbiMed Advisors is the managing member or general partner of certain entities as more particularly described in Item 6 below.
OrbiMed GP is the general partner of a limited partnership as more particularly described in Item 6 below.
Carl L. Gordon is a member of OrbiMed Advisors.
Sven H. Borho is a member of OrbiMed Advisors.
W. Carter Neild is a member of OrbiMed Advisors.
Geoffrey C. Hsu is a member of OrbiMed Advisors.
C. Scotland Stevens is a member of OrbiMed Advisors.
David P. Bonita is a member of OrbiMed Advisors.
Peter A. Thompson is a member of OrbiMed Advisors.
Matthew S. Rizzo is a member of OrbiMed Advisors.
Mona Ashiya is a member of OrbiMed Advisors.
Trey Block is the Chief Financial Officer of OrbiMed Advisors.
Criminal convictions in the last five years: Not applicable.
Civil proceedings (securities laws) in the last five years: Not applicable.
Citizenship: Item 2(a) is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer's capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The following disclosure is based upon 44,998,073 outstanding Shares of the Issuer, as set forth in the Issuer's Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the "SEC") on March 2, 2026.

As of the date of this filing, OrbiMed Private Investments VIII, L.P. ("OPI VIII"), a limited partnership organized under the laws of Delaware, holds 2,967,722 Shares constituting approximately 6.6% of the issued and outstanding Shares. OrbiMed GP is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII, and OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VIII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VIII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VIII.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is incorporated by reference herein.
Transactions in the class effected during the past sixty days:
On April 14, 2026, OPI VIII sold 47,814 Shares at a price of $44.51 per Share.
On April 15, 2026, OPI VIII sold 235,863 Shares at a price of $44.64 per Share.
On April 16, 2026, OPI VIII sold 226,906 Shares at a price of $45.34 per Share.
On April 17, 2026, OPI VIII sold 52,397 Shares at a price of $44.68 per Share.

The above Shares were sold pursuant to a 10b5-1 plan.

The Reporting Persons undertake, upon request by the staff of the SEC or the Issuer to provide full information regarding the number of Shares sold at each separate price.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the general partner of OPI VIII, pursuant to the terms of the limited partnership agreement of OPI VIII. Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares attributable to OPI VIII is 2,967,722 Shares. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VIII, may be considered to hold indirectly 2,967,722 Shares.

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Advisors is the managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP have discretionary investment management authority with respect to the assets of OPI VIII. Such authority includes the power of OrbiMed GP to vote and otherwise dispose of securities held by OPI VIII. The number of outstanding Shares attributable to OPI VIII is 2,967,722 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP, may also be considered to hold indirectly 2,967,722 Shares.

Peter A. Thompson ("Thompson"), a member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer and, accordingly, OrbiMed Advisors and Orbimed GP may have the ability to affect and influence control of the Issuer. From time to time, Thompson may receive stock options or other awards of equity-based compensation pursuant to the Issuer's compensation arrangements for non-employee directors. Pursuant to an agreement with OrbiMed Advisors and Orbimed GP, Thompson is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to OrbiMed Advisors and Orbimed GP, who will in turn ensure that such securities or economic benefits are provided to OPI VIII.

Investors' Rights Agreement

In addition, OPI VIII and certain other stockholders of the Issuer entered into a Third Amended and Restated Investors' Rights Agreement with the Issuer, dated as of March 4, 2024 (the "Investors' Rights Agreement"). Pursuant to the Investors' Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Form S-1 Registration Rights

Upon the completion of the Issuer's initial public offering ("IPO"), certain holders of Shares, including those issuable upon the conversion of shares of Series B convertible preferred stock, par value $0.001 per share ("Series B preferred stock") and shares of Series C convertible preferred stock, par value $0.001 per share ("Series C preferred stock"), will be entitled to certain demand registration rights. At any time beginning 180 days after the completion of the IPO, the holders of a majority of registrable securities then outstanding may request that the Issuer register all or a portion of their Shares on Form S-1 with respect to at least 40% of the registrable securities then outstanding. With certain exceptions, the Issuer is not required to effect the filing of a registration statement during the period starting with the date of the filing of, and ending on a date 60 days following the effective date of the registration statement for the IPO.

Piggyback Registration Rights

After the IPO, in the event that the Issuer proposes to register any of its securities under the Securities Act of 1933, as amended, either for its own account or for the account of other security holders, the holders of such Shares will be entitled to certain piggyback registration rights allowing the holder to include their Shares in such registration, subject to certain marketing and other limitations.

Form S-3 Registration Rights

Upon the completion of the IPO, certain holders of Shares, including those issuable upon the conversion of shares of Series B preferred stock and Series C preferred Stock, will be entitled to certain Form S-3 registration rights. Holders of at least 10% of registrable securities then outstanding can make a request that the Issuer register their Shares on Form S-3 if the Issuer is qualified to file a registration statement on Form S-3 and if the reasonably anticipated aggregate net proceeds of the Shares offered would equal or exceed $5 million. The Issuer will not be required to effect more than two registrations on Form S-3 within any twelve-month period. The right to have such Shares registered on Form S-3 is further subject to other specified conditions and limitations.

Expiration of Registration Rights

The demand registration rights and short-form registration rights granted under the Investors' Rights Agreement will terminate on the fifth anniversary of the completion of the IPO.

The foregoing description of the Investors' Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Investors' Rights Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

1. Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP VIII LLC.

2. Third Amended and Restated Investors' Rights Agreement, by and between the Issuer and certain of its stockholders, dated as of March 4, 2024 (incorporated by reference to Exhibit 4.2 to the Issuer's Registration Statement on Form S-1/A, filed with the SEC on February 3, 2025).

## Signatures
- ORBIMED ADVISORS LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member (04/20/2026)
- OrbiMed Capital GP VIII LLC: /s/ Carl L. Gordon, Carl L. Gordon/Member of OrbiMed Advisors LLC (04/20/2026)